CCSC Technology International Holdings Limited

September 26, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ms. Jenny O’Shanick

Re:	CCSC Technology International Holdings Limited
Registration Statement on Form F-1 (File No. 333-289769)
Initially filed August 22, 2025

Dear Ms. O’Shanick:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CCSC Technology International Holdings Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 12:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as practicable.

Very truly yours,

CCSC Technology International Holdings Limited

By:	/s/ Kung Lok Chiu
Name:	Kung Lok Chiu
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC